Exhibit 2


CENTRAL NEWSPAPERS, INC. AUTHORIZES 1,000,000 SHARE REPURCHASE


     INDIANAPOLIS, IN, March 19, 1996 - Central Newspapers, Inc. Board of Directors authorized the repurchase of up to 1,000,000 shares of the corporation's Class A stock, Louis A. Weil, III, President and Chief Executive Officer, announced today.

     The shares may be purchased within the next three years on the open market or in privately negotiated transactions. Central currently has 26.6 million combined Class A and equivalent Class B shares outstanding.

     Central Newspapers is a media company that publishes daily, Sunday and weekly newspapers including the Arizona Republic and The Gazette in metropolitan Phoenix, Arizona; The Star and The News in Indianapolis, Indiana, and the Daily Town Talk in Alexandria, Louisiana, as well as smaller community papers in Indiana and Louisiana. It is the 15th largest U.S. newspaper company in terms of circulation.